05041916

AMENDMENT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-66184~~ 8-66184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGEWATER CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 HUTTON CENTRE DRIVE, SUITE 860
(No. and Street)

SOUTH COAST METRO (City) CALIFORNIA (State) 92707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MIKE ELLINGTON (562)495-7870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC., CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

655 MONTGOMERY STREET, SUITE 1220, SAN FRANCISCO, CA 94111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

(REVISED SUPPLEMENTAL SCHDULE)

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Ellington , affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Edgewater Capital, LLC for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

State of California

County of Orange

On April 28, 2005, before me, Gabrielle J. Roudabush

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence

To be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal

Notary Public


G. J. ROUDABUSH
Commission # 1529887
Notary Public - California
Orange County
My Comm. Expires Dec 10, 2008


STONEFIELD
JOSEPHSON, Inc.

Edgewater Capital, LLC
(A California Limited Liability Company)

Revised Supplemental Schedule

Year Ended December 31, 2004

Edgewater Capital, LLC
(A California Limited Liability Company)
Table of Contents
Year Ended December 31, 2004

This report contains (check all applicable boxes):



STONEFIELD
JOSEPHSON, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.


STONEFIELD
JOSEPHSON, Inc.